Baker & Hostetler LLP 3200 National City Center 1900 East 9th Street Cleveland, OH 44114-3485 T 216.621.0200 F 216.696.0740 www.bakerlaw.com
June 27, 2012

Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, Ohio 44143

Ladies and Gentlemen:
We have acted as counsel for Associated Estates Realty Corporation, an Ohio corporation (the “Company”), in connection with the issuance and sale of 6,325,000 common shares, without par value, of the Company pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated June 22, 2012, by and among the Company, Wells Fargo Securities, LLC, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein. Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Underwriting Agreement.

We have examined such documents and records, certified or otherwise identified to our satisfaction, as we deem necessary to render the opinions contained herein. In our examination, we have assumed, but have not independently verified, the genuineness of all signatures, the conformity to original documents of all documents submitted to us as certified, facsimile or other copies, and the authenticity of all such documents. We have relied, with your consent, as to matters of fact, upon certificates and written statements of officers and employees of and accountants for the Company or its subsidiaries and of public officials.
The opinion herein is limited to the matters set forth herein, and no other opinion should be implied beyond the matters expressly stated. This opinion is limited in all respects to the laws of the State of Ohio and we express no opinion as to the law of any other jurisdiction.
Based on the foregoing, and subject to the qualifications hereinafter set forth, we are of the opinion that the Securities have been duly and validly authorized by all necessary corporate action and, when issued and delivered pursuant to the Underwriting Agreement against payment of the consideration therefor specified therein, the Securities will be validly issued, fully paid and non-assessable.

The opinions expressed herein are given as of the date hereof, and we undertake no obligation to supplement this letter if any applicable laws change after the date hereof or if we become aware of any facts that may change the opinions expressed herein after the date hereof or for any other reason. This opinion is being rendered for the benefit of the Company in connection with the matters addressed herein.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the current report on Form 8-K filed on July 3, 2012.

Very truly yours,

/s/ Baker & Hostetler LLP

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